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                                                                      EXHIBIT 18


Scherer Healthcare, Inc.
120 Interstate North Parkway
Suite 305
Atlanta, GA 30339

January 24, 2002

Re: Form 10-K Report for the year ended March 31, 2001.

Gentlemen/Ladies:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle.

According to the management of the Company, this change in inventory methods from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") was made due to the fact that the components of the Company's inventory are not volatile and the cost to track inventory on LIFO basis outweighs the benefits of LIFO. The LIFO reserve was approximately $31,000 prior to the change which represents approximately 9% of inventory. For the year ended March 31, 2001, the impact of changing inventory methods on gross margin was 0.4%.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very truly yours,

/s/ Arthur Andersen LLP